NSAR 77C Matters submitted to a vote of security holders.

With respect to each General American Capital Company (the "Capital Company") series except the Money Market Fund:

To approve an Agreement and Plan of Reorganization pursuant to which each such series will transfer all of its assets to a series of Metropolitan Series Fund, Inc. (the "Met Fund"), in exchange for Class A shares of the Met Fund, and the assumption of all of the liabilities of the Capital Company series by the Met Fund, in exchange for shares of the Met Fund and the distribution of such shares to the shareholders of the Capital Company series in complete liquidation of the Capital Company series.

For     18,323,360.194
Against	 1,243,997.381
Abstain	   759,332.348
Total   20,326,689.923


With respect to the Capital Company Money Market Fund:

To approve an Agreement and Plan of Reorganization pursuant to which the Capital Company Money Market Fund will transfer all of its assets to the State Street Research Money Market Series of the New England Zenith Fund
(the "Zenith Fund"), in exchange for Class A shares of the Zenith Fund, and the assumption of all of the liabilities of the Capital Company Money Market Fund by the Zenith Fund, in exchange for shares of the Zenith Fund and the distribution of such shares to the shareholders of the Capital Company Money Market Fund in complete liquidation of the Capital Company Money Market Fund.

For     13,442,452.170
Against    279,564.531
Abstain    620,983.663
Total   14,343,000.364